UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576 and 333-254101) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284 and 333-256571) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Underwriting Agreement

On September 1, 2021, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Evercore Group L.L.C. and SVB Leerink LLC, as representatives (the “Representatives”) of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the Company agreed to issue and sell 2,500,000 American Depositary Shares (the “ADSs”), each of which represents one ordinary share of the Company, DKK 1 nominal value per share, to the Underwriters (the “Offering”). The ADSs were sold at a public offering price of $160.00 per ADS, and were purchased by the Underwriters from the Company at a price of $152.00 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters the right, for 30 days, to purchase from the Company up to 375,000 additional ADSs at the public offering price, less the underwriting commissions. On September 2, 2021, the Underwriters exercised their option to purchase the additional 375,000 ADSs in full.

The Offering was made under a prospectus supplement and related prospectus filed with the Securities and Exchange Commission pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-256571), which became automatically effective upon filing with the Securities and Exchange Commission on May 27, 2021.

On September 7, 2021, the Offering closed and the Company completed the sale and issuance of an aggregate of 2,875,000 ADSs. The Company received net proceeds from the Offering of approximately $436.3 million, after deducting the Underwriters’ commissions and estimated offering expenses payable by the Company.

Pursuant to the Underwriting Agreement, the Company agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make because of such liabilities. All of the Company’s directors and executive officers and the Company also agreed not to sell or transfer any Common Stock held by them for 45 days after September 1, 2021 without first obtaining the written consent of the Representatives on behalf of the Underwriters, subject to certain exceptions as described in the prospectus supplement.

A copy of the Underwriting Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing descriptions of the Underwriting Agreement and lock-up arrangements do not purport to be complete and are qualified in their entirety by reference to such exhibit.

A copy of the opinion of Mazanti-Andersen relating to the validity of the securities issued in the Offering is filed herewith as Exhibit 5.1.

In connection with the Offering, the Company amended its Articles of Association to provide for the issuance and sale of the ADSs. A copy of the amended Articles of Association is attached as Exhibit 3.1 hereto and is incorporated herein by reference.

Exhibits

Exhibit No.	Description

1.1	Underwriting Agreement, dated as of September 1, 2021, by and among the Company and the Representatives.

3.1	Articles of Association.

5.1	Opinion of Mazanti-Andersen.

23.1	Consent of Mazanti-Andersen (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: September 7, 2021	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President, Chief Legal Officer